UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11 )*

CSS INDUSTRIES, INC.
(Name of Issuer)
Common Stock, $.10 par value
(Title of Class of Securities)
125906 10 7
(CUSIP Number)
Justin W. Chairman, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
(215) 963-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 3, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	125906 10 7

1	NAMES OF REPORTING PERSONS Ellen B. Farber (f/k/a Ellen B. Kurtzman)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		612,793 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		612,793 Shares

WITH	10	SHARED DISPOSITIVE POWER

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

612,793 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 2 of 13 Pages

CUSIP No.	125906 10 7

1	NAMES OF REPORTING PERSONS Delv, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		331,292 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		331,292 Shares

WITH	10	SHARED DISPOSITIVE POWER

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

331,292 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

Page 3 of 13 Pages

CUSIP No.	125906 10 7

1	NAMES OF REPORTING PERSONS Trust FBO Ellen B. Farber under the 2002 Farber Children’s Trusts dated December 12, 2002

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		0 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		331,292 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Shares

WITH	10	SHARED DISPOSITIVE POWER

331,292 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

331,292 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 4 of 13 Pages

CUSIP No.	125906 10 7

1	NAMES OF REPORTING PERSONS Trust FBO David M. Farber under the 2002 Farber Children’s Trusts dated December 12, 2002

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		0 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		331,292 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Shares

WITH	10	SHARED DISPOSITIVE POWER

331,292 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

331,292 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 5 of 13 Pages

CUSIP No.	125906 10 7

1	NAMES OF REPORTING PERSONS BLK Investments L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		66,457 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		66,457 Shares

WITH	10	SHARED DISPOSITIVE POWER

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,457 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 6 of 13 Pages

CUSIP No.	125906 10 7
This Amendment No. 11 amends the Schedule 13D, as previously amended, filed by Ellen B. Farber (f/k/a Ellen B. Kurtzman), Delv, L.P. (the “Partnership”), Trust FBO Ellen B. Farber under The 2002 Farber Children’s Trusts dated December 12, 2002 (the “EBF Trust”), Trust FBO David M. Farber under The 2002 Farber Children’s Trusts dated December 12, 2002 (the “DMF Trust,” and together with the EBF Trust, the “Children’s Trusts”), and BLK Investments L.P. (“BLK Investments”) with respect to the common stock, par value $.10 per share (“Common Stock”) of CSS Industries, Inc., a Delaware corporation (“CSS”).

Item 5.	Interest in Securities of the Issuer
Ellen B. Farber may be deemed to beneficially own 612,793 shares of Common Stock (6.3 percent of the issued and outstanding Common Stock of CSS, based upon information provided by CSS in its quarterly report on Form 10-Q for the quarter ended December 31, 2009 indicating that 9,668,306 shares of Common Stock were issued and outstanding on January 26, 2010). She has sole voting and investment power with regard to all of such shares, described as follows:
•	83,667 shares of Common Stock owned directly.

•	331,292 shares of Common Stock (3.4 percent of the issued and outstanding Common Stock of CSS) owned by the Partnership. Ellen B. Farber exercises voting and investment power over these shares through Delv, Inc. (the “General Partner”), a Delaware corporation and general partner of the Partnership, which has the sole voting and investment power with regard to the shares of Common Stock owned by the Partnership. One-half of the outstanding common stock of the General Partner is held by each of the Children’s Trusts, for which Ellen B. Farber serves as sole trustee. As a result, the Children’s Trusts may be deemed to have shared voting and investment power with regard to the 331,292 shares held by the Partnership. Ellen B. Farber also is the sole director of the General Partner and serves as the President, Secretary and Treasurer of the General Partner. In that capacity, Ellen B. Farber has the power to act on behalf of the General Partner to vote and dispose of shares held by the Partnership. The General Partner holds a 0.1 percent interest in the Partnership, and the remaining 99.9 percent interest in the Partnership is owned by the 2003 Farber Family Trust (the “2003 Trust”), of which Ellen B. Farber is the sole trustee. Because the limited partners of the Partnership, in their capacity as limited partners, do not have power to vote or dispose of the shares of Common Stock held by the Partnership, the 2003 Trust is not deemed to have voting or investment power with respect to the Common Stock held by the Partnership. The 2003 Trust does not otherwise have voting or investment power with respect to any shares of Common Stock.

•	66,457 shares of Common Stock (0.7 percent of the issued and outstanding Common Stock of CSS) owned by BLK Investments. Ellen B. Farber exercises voting and investment power over these shares through the EBF Trust, the general partner of BLK Investments, which has the sole voting and investment power with regard to the shares of Common Stock owned by BLK Investments. Ellen B. Farber is the sole trustee of the EBF Trust, and in that capacity, Ellen B. Farber has the power to act on behalf of the EBF Trust, in its capacity as the general partner of BLK Investments, to vote and dispose of shares held by BLK Investments.

Page 7 of 13 Pages

CUSIP No.	125906 10 7
Ellen B. Farber may also be deemed to have sole voting and investment power with respect to 131,377 shares held by the Farber Family Foundation, Inc., a charitable foundation (the “Farber Family Foundation”). Ellen B. Farber, Jack Farber, her father, Vivian Farber, her mother, and David M. Farber, her brother, are members, officers and directors of the Farber Family Foundation. However, only Ellen B. Farber has authority to exercise voting and investment power with respect to shares of Common Stock currently held by the Farber Family Foundation. As a matter of policy, the Farber Family Foundation does not vote the shares of Common Stock that it owns. Ellen B. Farber disclaims any beneficial ownership in the shares held by the Farber Family Foundation.
In addition, subsequent to the filing date of Amendment No. 10 to the Schedule 13D, the Partnership sold an aggregate of 260,926 shares of Common Stock as follows:

Date of Sale	Number of Shares	Price Per Share ($)
October 30, 2009	5,000	20.20
October 30, 2009	5,000	20.21
October 30, 2009	2,000	20.29
October 30, 2009	1,400	20.35
October 30, 2009	473	20.37
October 30, 2009	1,000	20.50
October 30, 2009	500	20.51
October 30, 2009	8,050	20.55
October 30, 2009	50	20.56
November 2, 2009	3,000	20.05
November 2, 2009	800	20.06
November 2, 2009	1,100	20.07
November 2, 2009	100	20.08
November 2, 2009	3,000	20.10
November 2, 2009	2,000	20.12
November 2, 2009	100	20.15
November 2, 2009	100	20.18
November 2, 2009	100	20.19
November 2, 2009	1,045	20.20
November 3, 2009	5,091	20.10
November 3, 2009	1,900	20.18
November 3, 2009	1	20.20
November 3, 2009	8	20.25
November 3, 2009	100	20.27
November 3, 2009	200	20.31
November 3, 2009	100	20.32
November 5, 2009	1,500	20.40

Page 8 of 13 Pages

CUSIP No.	125906 10 7

Date of Sale	Number of Shares	Price Per Share ($)
November 5, 2009	800	20.44
November 5, 2009	200	20.46
November 5, 2009	200	20.49
November 5, 2009	6,554	20.50
November 5, 2009	346	20.51
November 5, 2009	100	20.54
November 5, 2009	1,500	20.55
November 5, 2009	100	20.56
November 5, 2009	400	20.58
November 5, 2009	400	20.59
November 5, 2009	500	20.60
November 5, 2009	200	20.62
November 5, 2009	200	20.65
November 6, 2009	2,000	20.00
November 6, 2009	100	20.10
November 6, 2009	200	20.11
November 6, 2009	1,300	20.13
November 6, 2009	3,300	20.20
November 6, 2009	1,000	20.21
November 6, 2009	500	20.22
November 6, 2009	100	20.23
November 6, 2009	100	20.24
November 6, 2009	1,400	20.55
November 9, 2009	803	20.00
November 9, 2009	100	20.01
November 9, 2009	150	20.02
November 9, 2009	1,000	20.03
November 9, 2009	2,475	20.10
November 9, 2009	309	20.11
November 9, 2009	100	20.12
November 9, 2009	1,018	20.20
November 9, 2009	82	20.21
November 9, 2009	691	20.31
November 9, 2009	400	20.32
November 9, 2009	1,000	20.40
November 10, 2009	400	20.00
November 11, 2009	3,500	20.00
November 11, 2009	47	20.10
November 11, 2009	500	20.02
February 19, 2010	794	17.97
February 22, 2010	400	18.00

Page 9 of 13 Pages

CUSIP No.	125906 10 7

Date of Sale	Number of Shares	Price Per Share ($)
February 25, 2010	200	17.90
March 3, 2010	4	18.50
March 3, 2010	20,571	18.00
March 4, 2010	40,099	18.00
March 4, 2010	30	18.01
March 4, 2010	100	18.02
March 4, 2010	200	18.04
March 4, 2010	3,463	18.05
March 4, 2010	500	18.10
March 4, 2010	300	18.16
March 4, 2010	2,000	18.20
March 4, 2010	1,000	18.30
March 5, 2010	3,000	18.00
March 5, 2010	13,708	18.05
March 5, 2010	2,533	18.06
March 5, 2010	92	18.07
March 5, 2010	5,000	18.10
March 5, 2010	2,000	18.15
March 5, 2010	1,905	18.20
March 5, 2010	95	18.21
March 5, 2010	1,000	18.22
March 5, 2010	2,572	18.25
March 5, 2010	100	18.26
March 5, 2010	2,942	18.30
March 5, 2010	58	18.32
March 8, 2010	4,100	18.08
March 8, 2010	900	18.09
March 8, 2010	2,411	18.15
March 8, 2010	100	18.17
March 8, 2010	6	18.22
March 8, 2010	594	18.23
March 8, 2010	1,906	18.25
March 8, 2010	100	18.27
March 8, 2010	2,413	18.30
March 8, 2010	4,962	18.35
March 8, 2010	2,000	18.40
March 8, 2010	2,300	18.50
March 8, 2010	100	18.52
March 8, 2010	100	18.53
March 9, 2010	3,093	18.05
March 9, 2010	300	18.06

Page 10 of 13 Pages

CUSIP No.	125906 10 7

Date of Sale	Number of Shares	Price Per Share ($)
March 9, 2010	1,600	18.07
March 9, 2010	7	18.09
March 9, 2010	11,000	18.10
March 9, 2010	4,945	18.11
March 9, 2010	55	18.14
March 9, 2010	2,489	18.15
March 9, 2010	5,000	18.16
March 9, 2010	900	18.25
March 10, 2010	9,307	18.10
March 10, 2010	78	18.11
March 10, 2010	100	18.12
March 10, 2010	209	18.13
March 10, 2010	306	18.14
March 10, 2010	10,000	18.15
March 10, 2010	3,000	18.17
March 10, 2010	4,086	18.20

TOTAL	260,926
The sales by Delv listed in the table above were effected in the public trading markets under a Registration Statement on Form S-3 (Commission File No. 333-156031).

Item 7.	Material to be Filed as Exhibits.
6. Agreement relating to joint filing of this statement. Exhibit 6 provides as follows:
By the execution of this Amendment No. 11 to Schedule 13D, each of the persons signing this Amendment No. 11 to Schedule 13D agrees that this Amendment No. 11 to Schedule 13D and any further amendment to the Schedule 13D shall be filed on behalf of each of them.

Page 11 of 13 Pages

CUSIP No.	125906 10 7
SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

/s/ Ellen B. Farber
Ellen B. Farber

DELV, L.P.
By:	DELV, INC., its General Partner

By:	/s/ Ellen B. Farber
Ellen B. Farber, President

TRUST FBO ELLEN B. FARBER UNDER THE 2002 FARBER CHILDREN’S TRUSTS DATED DECEMBER 12, 2002
By:	/s/ Ellen B. Farber
Ellen B. Farber, Trustee

TRUST FBO DAVID M. FARBER UNDER THE 2002 FARBER CHILDREN’S TRUSTS DATED DECEMBER 12, 2002
By:	/s/ Ellen B. Farber
Ellen B. Farber, Trustee

Signatures continued on next page

Page 12 of 13 Pages

CUSIP No.	125906 10 7
Signatures continued from previous page

BLK INVESTMENTS L.P.
By:	Trust FBO Ellen B. Farber under the 2002 Farber Children’s Trusts Dated December 12, 2002, its General Partner
By:	/s/ Ellen B. Farber
Ellen B. Farber, Trustee

Date: March 11, 2010

Page 13 of 13 Pages